Exhibit 99.2

JIADE Limited Reports Unaudited Financial Results for The Six Months Ended June 30, 2024

Overview

JIADE LIMITED (the “Company,” “we,” “our,” or “us”) (Nasdaq: JDZG) is an exempted company with limited liability incorporated in the Cayman Islands and not a Chinese operating company, and this corporate structure involves unique risks to investors. As an exempted company with no material operations of our own, we conduct all of our operations primarily through our subsidiaries in the People’s Republic of China (the “PRC”); namely, Shenzhen Kebiao Technology Co., Ltd., a limited liability company organized under the laws of the PRC (“Shenzhen Kebiao”), Sichuan Jiade Zhigao Technology Co., Ltd., a limited liability company organized under the laws of the PRC (“Jiade Zhigao”), and Sichuan Kebiao Technology Co., Ltd., a PRC limited liability company (“Kebiao Technology). Our PRC subsidiaries are companies that specialize in providing one-stop comprehensive education supporting services to adult education institutions, through a wide spectrum of software platform and auxiliary solutions, to meet the evolving needs of their customers in the rapidly changing adult education industry.

Our PRC subsidiaries’ services are primarily offered through the Kebiao Technology Educational Administration Platform (the “KB Platform”), which facilitates streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post-graduation. The KB Platform has enabled adult education institutions to improve student management efficiency, save labor costs, and reduce human errors in data management. The KB Platform supports a broad range of functions, such as enrollment consultation, student information collection, enrollment status management, learning progress management, grade inquiry, and graduation management.

As part of the one-stop comprehensive education supporting services, our PRC subsidiaries also provide auxiliary solutions to adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services. Specifically, our PRC subsidiaries offer pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, as well as assistance in the application process. They also provide offline tutoring, exam administration services, and guidance on graduation thesis preparation.

Our PRC subsidiaries place a great premium on technology research and development. As of the date of this report, our PRC subsidiaries have acquired 36 software copyrights since their incorporation in April 2020. In November 2022, Kebiao Technology was designated a High and New Technology Enterprise (“HNTE”) (No. GR202251000919) by Sichuan Provincial Department of Science and Technology, Sichuan Provincial Department of Finance, and Sichuan Provincial Tax Bureau of the State Taxation Administration. This certification is awarded to companies that have engaged in continuous research and development and technology commercialization leading to significant independent intellectual property rights within certain high-tech sectors.

Our PRC subsidiaries’ business has experienced rapid growth since their inception. For the six months ended June 30, 2023 and 2024, we had total revenue of approximately RMB7,526,000 and RMB8,921,000 (US$1,228,000), respectively. Our net income was approximately RMB4,582,000 and RMB5,219,000 (US$718,000) for the six months ended June 30, 2023 and 2024. As of December 31, 2023 and June 30, 2024, our PRC subsidiaries had cash of approximately RMB7,082,000 and RMB62,637,000 (US$8,619,000), respectively, and had working capital of approximately RMB15,403,000 and RMB65,438,000 (US$9,005,000), respectively. As of June 30, 2024, our PRC subsidiaries had collectively provided technological support services to over 17 adult education institutions and had collectively provided support services to approximately 80,000 students.

Results of Operations for the Six Months Ended June 30, 2024

The following is a summary of our result of operations for the six months ended June 30, 2023 and 2024, respectively.

	For the six months ended June 30,
	2023	2024	2024

	RMB	RMB	US$
Revenue - third parties	6,673,176	8,921,488	1,227,638
Revenue - related party	853,089	-	-
Revenue	7,526,265	8,921,488	1,227,638

COSTS AND EXPENSES
Direct cost of revenue	430,353	400,313	55,085
Selling expenses	235,231	259,040	35,645
General and administrative expenses	1,099,705	1,550,235	213,319
Research and development expenses	188,510	213,122	29,327
Total costs and expenses	1,953,799	2,422,710	333,376
INCOME FROM OPERATIONS	5,572,466	6,498,778	894,262

OTHER INCOME (EXPENSES)
Interest income	516	15,639	2,152
Interest expense	(32,492)	(49,642)	(6,831)
Other expenses, net	(173,577)	(288,050)	(39,637)
Total other income (expenses), net	(205,553)	(322,053)	(44,316)
INCOME BEFORE INCOME TAXES	5,366,913	6,176,725	849,946
INCOME TAXES PROVISION	784,961	957,599	131,770
NET INCOME	4,581,952	5,219,126	718,176

Revenue

	For the six months ended June 30,
	2023		2024			Increase/(Decrease)
Revenue	RMB	%	RMB	US$	%	RMB	%
Third parties	6,673,176	89%	8,921,488	1,227,638	100%	2,248,312	34%
Related party	853,089	11%	-	-	-	(853,089)	(100)%
Total revenue	7,526,265	100%	8,921,488	1,227,638	100%	1,395,223	19%

Our PRC subsidiaries generate revenue from providing adult education supporting services. Our PRC subsidiaries enter into service contracts with adult education institutions to provide education supporting services through (i) software platform solutions, which facilitate streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post- graduation, and (ii) auxiliary solutions to students designated by adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services.

Total revenue increased by approximately RMB1,395,000 (US$192,000), or 19%, to approximately RMB8,921,000 (US$1,228,000) for the six months ended June 30, 2024 from approximately RMB7,526,000 for the six months ended June 30, 2023. The increase in revenue was mainly attributable to: (i) an increase in revenue generated from third parties, amounting to approximately RMB2,248,000 (US$309,000), due to the growing scale of adult education institutions served by our PRC subsidiaries (for the six months ended June 30, 2024, our PRC subsidiaries served 12 adult education institutions with an aggregate of 72,096 students, compared to 12 adult education institutions with approximately 48,121 students for the six months ended June 30, 2023); (ii) partially offset by a decrease in revenue generated from a related party, amounting to approximately RMB853,000 (US$117,000), as a related party was reclassified as a third party effective February 20, 2023,while the overall revenue generated from the former related party, Chengdu Jinjiang New Vision Training School, increased by approximately RMB54,000 (US$7,000) for the six months ended June 30, 2024, compared to the six months ended June 30, 2023; and (iii) partially offset by a decrease in the average service price per student from RMB156 for the six months ended June 30, 2023 to RMB124 for the six months ended June 30, 2024, primarily due to discounts provided by our PRC subsidiaries to certain customers in 2024.

The following table sets forth the breakdown of our net revenue for the periods presented:

	For the six months ended June 30,
	2023		2024			Increase/(Decrease)
Revenue	RMB	%	RMB	US$	%	RMB	%
National Unified
Examination for College
Admissions for Adults	2,523,885	34%	3,276,258	450,828	37%	752,373	30%
Open University of China	4,460,839	59%	2,932,356	403,506	33%	(1,528,483)	(34)%
Self-taught Higher
Education Examinations	506,945	7%	2,695,576	370,924	30%	2,188,631	432%
Online education	34,596	0%	17,298	2,380	0%	(17,298)	(50)%
Total revenue	7,526,265	100%	8,921,488	1,227,638	100%	1,395,223	19%

Revenue from providing services related to National Unified Examination for College Admissions increased by approximately RMB752,000 (US$103,000), or 30%, primarily due to (i) the increased number of students served from 17,171 for the six months ended June 30, 2023 to 22,919 for the six months ended June 30, 2024, mainly as a result of our stronger business relationships with existing adult education institution customers and (ii) the average service price per student (for services related to National Unified Examination for College Admissions for Adults) remaining stable from RMB147 for the six months ended June 30, 2023 to RMB143 for the six months ended June 30, 2024.

Revenue from providing services related to the Open University of China decreased by approximately RMB1,528,000 (US$210,000), or 34%, primarily due to (i) the decrease in the average service price per student (for services related to the Open University of China) from RMB160 for the six months ended June 30, 2023 to RMB88 for the six months ended June 30, 2024, and (ii) partially offset by an increase in the number of students served from 27,852 for the six months ended June 30, 2023 to 33,353 for the six months ended June 30, 2024. The reduction in the service price per student was mainly due to the increased number of graduating students we served, for whom we charged lower fees.

Revenue from providing services related to Self-taught Higher Education Examinations increased by approximately RMB2,189,000 (US$301,000), or 432%, primarily due to (i) the increased number of students served from 3,031 for the six months ended June 30, 2023 to 15,757 for the six months ended June 30, 2024, mainly as a result of our stronger business relationships with existing adult education institution customers, and (ii) the average service price per student (for services related to National Unified Examination for College Admissions for Adults) remaining stable from RMB167 for the six months ended June 30, 2023 to RMB171 for the six months ended June 30, 2024.

Revenue from providing services related to online education decreased by approximately RMB17,000 (US$2,000), or 50%, primarily due to the decrease in the average service price per student (for services related to online education) from RMB516 for the six months ended June 30, 2023 to RMB258 for the six months ended June 30, 2024. The reduction in the service price per student was mainly due to the enhanced competition and the discounts granted by the PRC subsidiaries to certain customers.

Costs and expenses

Our costs and expenses consist of direct cost of revenue, selling expenses, general and administrative expenses, and research and development expenses.

Direct Cost of revenue

The following table sets forth the breakdown of our direct cost of revenue for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023		2024			Increase/(Decrease)
Direct cost of revenue	RMB	%	RMB	US$	%	RMB	%
Cost of services	67,219	16%	43,219	5,947	11%	(24,000)	(36)%
Employee benefit costs	325,323	76%	338,615	46,595	85%	13,292	4%
Others	37,811	8%	18,479	2,543	4%	(19,332)	(51)%
Total direct cost of revenue	430,353	100%	400,313	55,085	100%	(30,040)	(7)%

Total direct cost of revenue decreased by approximately RMB30,000 (US$4,000), or 7%, from approximately RMB430,000 for the six months ended June 30, 2023 to approximately RMB400,000 (US$55,000) for the six months ended June 30, 2024, primarily due to fewer customized services, such as training services purchased by our PRC subsidiaries in the first half of 2024.

Cost of services decreased by approximately RMB24,000 (US$3,000), or 36%, from approximately RMB67,000 for the six months ended June 30, 2023 to approximately RMB43,000 (US$6,000) for the six months ended June 30, 2024, primarily due to fewer training services purchased by our PRC subsidiaries to meet their students’ specific requirements, such as in-person courses.

Employee benefit costs increased by approximately RMB13,000 (US$2,000), or 4%, from approximately RMB325,000 for the six months ended June 30, 2023 to approximately RMB339,000 (US$47,000) for the six months ended June 30, 2024, primarily because our PRC subsidiaries increased the staff salaries.

Other costs primarily represented short rental expenses related to exams, student card photo production fees, travelling expenses, business taxes and surcharges and others.

Selling expenses

	For the six months ended June 30,
	2023		2024			Increase/(Decrease)
Selling expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	158,395	67%	148,316	20,409	57%	(10,079)	(6)%
Entertainment expenses	31,979	14%	67,974	9,353	26%	35,995	113%
Depreciation	42,750	18%	42,750	5,883	17%	-	-
Others	2,107	1%	-	-	0%	(2,107)	(100)%
Total selling expenses	235,231	100%	259,040	35,645	100%	23,809	10%

Total selling expenses increased by approximately RMB24,000 (US$3,000), or 10%, to approximately RMB259,000 (US$36,000) for the six months ended June 30, 2024, compared to approximately RMB235,000 for the six months ended June 30, 2023. The increase in selling expenses was mainly due to increased entertainment expenses and partially offset the decrease in employee benefits. The increased entertainment expenses were due to more frequent communication with client. The decreased employee benefits were mainly due to a decrease in staff salaries.

General and administrative expenses

	For the six months ended June 30,
	2023		2024			Increase/(Decrease)
General and administrative expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	383,117	35%	692,472	95,287	45%	309,355	81%
Consulting expenses	390,515	36%	483,766	66,568	31%	93,251	24%
Annual listing fee	-	-	69,815	9,607	5%	69,815	NA
Rental expenses	171,244	16%	97,104	13,362	6%	(74,140)	(43)%
Depreciation	57,827	5%	23,338	3,211	2%	(34,489)	(60)%
Office expenses	26,509	2%	36,768	5,059	2%	10,259	39%
Travelling expenses	11,828	1%	57,524	7,916	4%	45,696	386%
Others	58,665	5%	89,448	12,309	5%	30,783	52%
Total general and administrative expenses	1,099,705	100%	1,550,235	213,319	100%	450,530	41%

Total general and administrative expenses increased by approximately RMB451,000 (US$62,000), or 41%, to approximately RMB1,550,000 (US$213,000) for the six months ended June 30, 2024 from approximately RMB1,100,000 for the six months ended June 30, 2023. As a percentage of revenue, general and administrative expenses were approximately 15% and 17% of our total revenue for the six months ended June 30, 2023 and 2024, respectively. The increase in total general and administrative expenses was primarily attributable to: (i) the increase in salary and employee benefits of our management department resulting from the increase in compensation of independent directors and the recruitment of additional employees for our management department, and the increase in listing fees and expenses related to the celebration banquet for successfully listing the Company’s ordinary shares on the Nasdaq Capital Market, and (ii) partially offset by the decrease in rental expenses and depreciation expenses resulting from early termination of a property lease.

Research and development expenses

	For the six months ended June 30,
	2023		2024			Increase/(Decrease)
Research and development expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	134,404	71%	171,073	23,540	80%	36,669	27%
Depreciation	15,394	8%	5,185	713	2%	(10,209)	(66)%
Office expenses	4,403	2%	7,876	1,084	4%	3,473	79%
Consulting expenses	-	-	19,802	2,725	9%	19,802	NA
Rental expenses	27,956	15%	8,775	1,207	4%	(19,181)	(69)%
Others	6,353	4%	411	58	1%	(5,942)	(94)%
Total research and development expenses	188,510	100%	213,122	29,327	100%	24,612	13%

Total research and development expenses increased by approximately RMB25,000 (US$3,000), or 13%, to approximately RMB213,000 (US$29,000) for the six months ended June 30, 2024 from approximately RMB189,000 for the six months ended June 30, 2023. The increase in total research and development expenses was primarily due to the increase in salary and employee benefits of our PRC subsidiaries’ R&D department resulting from the addition of one employee to our R&D department and the increase in consulting expenses of approximately RMB20,000 related to HNTE services fees; and partially offset the decrease in rental expenses and depreciation expenses resulting from early termination of a property lease.

As a percentage of revenue, research and development expenses were approximately 3% and 2% of our total revenue for the six months ended June 30, 2023 and 2024, respectively. Our PRC subsidiaries expect to continue to invest in research and development to maintain their competitive edge against other market participators.

Other income (expenses)

Our other income (expenses) primarily represented interest income, interest expenses, rent subsidies, and government grants. Other expenses increased by approximately RMB116,000 (US$16,000), or 56%, from approximately RMB206,000 for the six months ended June 30, 2023 to approximately RMB322,000 (US$44,000) for the six months ended June 30, 2024, primarily due to (i) a net loss of approximately RMB251,000 from the disposal of leasehold improvements in the first half of 2023, compared to a gain of approximately RMB51,000 from lease terminations during the same period, with no such activities recorded in the first half of 2024, and (ii) a government grant of RMB305,000 for HNTE and a foreign exchange loss of RMB594,000 recorded in the first half of 2024, compared to no such amounts in the first half of 2023.

Income before income taxes

Income before income taxes was approximately RMB6,177,000 (US$850,000) for the six months ended June 30, 2024, an increase of approximately RMB810,000 (US$111,000) as compared to approximately RMB5,367,000 for the six months ended June 30, 2023. The increase was primarily attributable to the increased revenue.

Provision for income taxes

Our provision for income taxes was approximately RMB958,000 (US$132,000) for the six months ended June 30, 2024, an increase of RMB173,000 (US$24,000) from RMB785,000 for the six months ended June 30, 2023. The increased income tax provision was mainly due to increased taxable income in 2024.

Under the EIT Law, domestic enterprises and Foreign Investment Enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, and even tax exemption may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Kebiao Technology, one of our PRC subsidiaries, was approved as an HNTE on November 2, 2022. As a result, Kebiao Technology was entitled to a reduced income tax rate of 15% in 2023 and 2024.

According to the Announcement of the State Taxation Administration on the Implementation of Income Tax Preferential Policies to Support the Development of Small Low Profit Enterprises and Individual Businesses, 25% of the annual taxable income of small low profit enterprises that does not exceed RMB1 million will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%. Jiade Zhigao is eligible for the above preferential tax policies for small and micro enterprises in 2023 and 2024.

The impact of the tax holidays noted above decreased taxes by approximately RMB537,000 and RMB568,000 (US$78,000) for the six months ended June 30, 2023 and 2024, respectively. The impact of the benefit of the tax holidays on net income per share (basic and diluted) was RMB0.02 and RMB0.02 for the six months ended June 30, 2023 and 2024, respectively.

The following table reconciles the China statutory rates to our effective tax rate for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023	2024
Statutory rate in PRC	25.0%	25.0%
Effect of PRC preferential tax rate	(10.0)%	(9.2)%
R&D additional deduction	(0.5)%	(0.4)%
Non-deductible expenses*	0.1%	0.1%
Effective tax rate	14.6%	15.5%

*            Non-deductible expenses mainly represent expenditures not deductible for PRC tax purpose.

Net income

Our net income was approximately RMB5,219,000 (US$718,000) for the six months ended June 30, 2024, an increase of approximately RMB637,000 (US$88,000) from approximately RMB4,582,000 for the six months ended June 30, 2023. The increase in net income was primarily due to the higher revenue in the first half of 2024, as discussed above under revenue sections.

About JIADE Limited

JIADE LIMITED is a holding company that was incorporated under the laws of the Cayman Islands on February 20, 2023. The Company and its subsidiaries specialize in providing one-stop comprehensive education supporting services to adult education institutions, through a wide range of software platform and auxiliary solutions. For more information, please visit: http://ir.sckbkj.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

JIADE LIMITED

Investor Relations Department

Email: kebiao@sckbkj.com

Phone: (400) 028-0776

JIADE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	USD
CURRENT ASSETS:
Cash and cash equivalents	7,081,937	62,636,592	8,619,082
Accounts receivable	7,819,344	9,398,484	1,293,274
Deferred IPO costs	7,869,926	—	—
Prepayment and other current assets	34,151	946,358	130,223
Due from related parties	8,000	20,000	2,752
TOTAL CURRENT ASSETS	22,813,358	73,001,434	10,045,331
Non-current assets
Property and equipment, net	160,303	91,080	12,533
Intangible assets, net	1,989,722	1,977,254	272,079
Right-of-use assets – operating lease	200,539	102,973	14,170
Other long-term assets	67,757	21,450	2,952
TOTAL ASSETS	25,231,679	75,194,191	10,347,065
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	3,000,000	2,000,000	275,209
Accounts payable	1,553	26,278	3,616
Payroll payables	676,618	938,892	129,196
Other payables	591,562	542,359	74,631
Deferred revenue	58,293	-	-
Operating lease liabilities – current	152,539	93,652	12,887
Taxes payable	2,929,371	3,942,801	542,547
Due to related parties.	—	19,300	2,656
TOTAL CURRENT LIABILITIES	7,409,936	7,563,282	1,040,742
Long-term loans – non-current portion	—	—	—
Operating lease liabilities – long-term	—	—	—
TOTAL LIABILITIES	7,409,936	7,563,282	1,040,742
COMMITMENTS AND CONTINGENCIES EQUITY:
Ordinary shares, US$0.01 par value, 200,000,000 shares authorized, 22,235,471 and 24,535,471 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively	1,542,964	1,709,070	245,355
Additional paid-in capital	2,729,084	50,147,911	6,900,582
Statutory reserves	1,494,652	2,012,007	276,861
Ordinary shares subscribed	(1,542,964)	(1,542,964)	(222,355)
Subscription receivable	—	(3,270,240)	(450,000)
Retained earnings	13,451,868	18,108,060	2,491,752
Accumulated other comprehensive income	—	275,347	37,747
TOTAL EQUITY ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY	17,675,604	67,439,191	9,297,942
NON-CONTROLLING INTERESTS	146,139	191,718	26,381
TOTAL EQUITY	17,821,743	67,630,909	9,306,323
TOTAL LIABILITIES AND EQUITY	25,231,679	75,194,191	10,347,065

JIADE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

INCOME AND COMPREHENSIVE INCOME

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	USD
Revenue – third parties	6,673,176	8,921,488	1,227,638
Revenue – related party	853,089	—	—
Revenue	7,526,265	8,921,488	1,227,638
COSTS AND EXPENSES
Direct cost of revenue	430,353	400,313	55,085
Selling expenses	235,231	259,040	35,645
General and administrative expenses	1,099,705	1,550,235	213,319
Research and development expenses	188,510	213,122	29,327
Total costs and expenses	1,953,799	2,422,710	333,376
INCOME FROM OPERATIONS	5,572,466	6,498,778	894,262
OTHER INCOME (EXPENSES)
Interest income	516	15,639	2,152
Interest expense	(32,492)	(49,642)	(6,831)
Other loss, net	(173,577)	(288,050)	(39,637)
Total other expenses, net	(205,553)	(322,053)	(44,316)
INCOME BEFORE INCOME TAXES	5,366,913	6,176,725	849,946
INCOME TAXES PROVISION	784,961	957,599	131,770
NET INCOME	4,581,952	5,219,126	718,176
Less: net income attributable to non-controlling interest	37,572	45,579	6,272
NET INCOME ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY	4,544,380	5,173,547	711,904

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	—	275,347	37,889
TOTAL COMPREHENSIVE INCOME	4,581,952	5,494,473	756,065
Less: comprehensive income attributable to non-controlling interest	37,572	45,579	6,272
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY	4,544,380	5,448,894	749,793
BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic and diluted	0.20	0.21	0.03
Weighted average number of shares outstanding
Basic and diluted	22,235,471	24,535,471	24,535,471